UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

Lincare Holdings Inc.

(Name of Subject Company)

Lincare Holdings Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

John P. Byrnes

Chief Executive Officer

Lincare Holdings Inc.

19387 US 19 North

Clearwater, Florida 33764

(727) 530-7700

With copies to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Lincare Holdings Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer by Linde US Inc., a Delaware corporation (the “Purchaser”), and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $41.50 per share, subject to any required withholding of taxes, net to the seller in cash and without interest thereon, on the terms and subject to the conditions provided for in the Offer to Purchase, dated July 11, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 11, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following paragraphs thereto:

“Completion of the Offer.

At 12:00 midnight, New York City time, on Tuesday, August 7, 2012, the Offer expired as scheduled. The Offer was not extended. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 73,441,467 Shares were validly tendered and not withdrawn, representing approximately 83.87% of the Shares outstanding. As a result, the Minimum Condition has been satisfied. The Depositary has also advised Purchaser that it has received commitments to tender 9,393,638 additional Shares under the guaranteed delivery procedures described in the Offer to Purchase, representing approximately 10.73% of the Shares outstanding. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment.

Parent has informed the Company that it intends to consummate the Merger pursuant to the terms of the Merger Agreement. The Merger Agreement provides, among other things, that, subject to certain conditions, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned indirect subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $41.50 in cash, subject to any required withholding of taxes and without any interest thereon, which is the same amount per Share that was paid in the Offer, except for (i) Shares owned by Parent or Purchaser and Shares owned by the Company as treasury stock, which will be cancelled and will cease to exist, (ii) Shares owned by a subsidiary of the Company or a subsidiary of Parent (other than Purchaser), which will be converted into and become shares of common stock of the surviving corporation, and (iii) Shares owned by the Company’s stockholders who properly demand appraisal of their Shares pursuant to the DGCL. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market.

Departure and Appointment of Directors.

On August 8, 2012, as contemplated by the Merger Agreement, each of John P. Byrnes, Stuart H. Altman, Ph.D., Frank D Byrne, M.D. and William F. Miller, III resigned from the Board and from all committees of the Board on which such directors served, effective as of the Acceptance Time. Each such director resigned pursuant to the requirements of the Merger Agreement and not because of any disagreement with the Company.

In addition, effective as of the Acceptance Time, the Board appointed the following individuals as members of the Board: Jens Luehring, Patrick F. Murphy, Bjoern Schneider and Mark D. Weller. Such persons were designated for appointment as directors of the Company by Purchaser pursuant to the Merger Agreement. Please see the Information Statement attached as Annex A hereto for additional information about the directors designated for appointment by Purchaser.”

ITEM 9.	EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(16)	Joint Press Release issued by Lincare Holdings Inc. and Linde AG on August 8, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINCARE HOLDINGS INC.

Dated: August 8, 2012	By:	/S/ PAUL G. GABOS

	Name:	Paul G. Gabos
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
(a)(16)	Joint Press Release issued by Lincare Holdings Inc. and Linde AG on August 8, 2012.

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